UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

December 30, 2025

Date of Report (Date of earliest event reported)

Naqi Logix Inc.

(Exact name of issuer as specified in its charter)

British Columbia, Canada	98-1620944
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 Park Royal, Suite 200 West Vancouver, BC V7T 1A2
(Full mailing address of principal executive offices)

(888) 627-4564
(Issuer's telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

On December 30, 2025, Naqi Logix Inc. (the "Company") entered into a share purchase agreement to acquire all of the outstanding ordinary shares, par value €0.01 per share, of Wisear Assets & Liabilities SAS, a French simplified joint-stock company (société par actions simplifiée) (the "Target"), that the Company does not already own, from Wisear SAS, a French simplified joint-stock company (société par actions simplifiée), for a total purchase price of US$11,770,000 to be paid through issuance of voting common stock of the Company, valued at US$2.40 per share (the "Consideration Shares"). The purchase price is subject to certain customary closing adjustments for cash, indebtedness and working capital. An aggregate of 1,600,671 of the Consideration Shares will be placed in escrow and will vest and be released from escrow as follows: (i) up to 800,338 of the Consideration Shares placed in escrow will vest and be released from escrow on the first anniversary of the closing date of the acquisition, subject to the continued employment or engagement of certain employees of the Target, and (ii) up to 800,334 of the Consideration Shares placed in escrow will vest and be released from escrow on the second anniversary of the closing date of the acquisition, subject to the continued employment or engagement of certain employees of the Target. Consideration Shares placed in escrow which do not vest on their specified dates will be automatically forfeited and cancelled. Prior to their vesting and release, the Consideration Shares placed in escrow may not be sold, assigned, hypothecated or otherwise transferred in any manner.

The closing of the acquisition is subject to certain customary closing conditions.

The foregoing description of the material terms of the share purchase agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the full text of the share purchase agreement, a copy of which is filed as Exhibit 99.1 to this Current Report on Form 1-U.

Item 8. Certain Unregistered Sales of Equity Securities

On or about September 18, 2025, the Company entered into arrangements with certain existing investors to raise capital through the issuance of convertible promissory notes with accompanying warrants (the "Notes") in a private placement transaction (the "Bridge Financing"). The Bridge Financing is being conducted pursuant to a non-binding term sheet dated September 18, 2025, and final investment documents are expected to be entered into with investors from time to time. The Notes are expected to have a twelve-month maturity, bear interest at a rate of 10.0% per annum, and be convertible, at maturity or upon certain events, into shares of the Company's common stock at a fixed conversion price. In connection with the issuance of the Notes, the Company expects to issue warrants to purchase shares of common stock on the terms described in the applicable investment documents. The Notes are unsecured and may be prepaid by the Company prior to maturity. The securities issued in the Bridge Financing have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and were offered and sold in reliance on applicable exemptions from registration therefrom, including Section 4(a)(2) of the Securities Act.

Copies of the Bridge Financing term sheet, the form of the Note and the form of the warrants relating to the Notes, have been filed as Exhibits 99.2, 99.3 and 99.4, respectively, to this Current Report on Form 1-U.

Exhibit Index

Exhibit No.	Description
99.1*	Share Purchase Agreement dated as of December 30, 2025, by and among Naqi Logix Inc., Wisear SAS, and Wisear Assets & Liabilities SAS
99.2	Bridge Financing Term Sheet
99.3	Form of Convertible Promissory Note
99.4	Form of Warrant

* Portions of this exhibit (indicated by brackets and asterisks) have been omitted because the information is not material and would be competitively harmful if publicly disclosed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAQI LOGIX INC.

By:	/s/ Mark Godsy
Name:	Mark Godsy
Title:	Chief Executive Officer

Date: January 6, 2026